

October 25, 2012

Via E-mail
Devon Jones
Chief Executive Officer
Intelligent Highway Solutions, Inc.
8 Light Sky Court
Sacramento, CA 95828

> **Re: Intelligent Highway Solutions, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 18, 2012**
> **File No. 333-181405**

Dear Mr. Jones:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

Prospectus Coverpage

1. We reissue comment 3 of our letter dated September 27, 2012.  Please note that, pursuant to Item 501(b)(3) of Regulation S-K, you are required to disclose the aggregate net proceeds that the selling shareholders will receive in this offering assuming all of the shares are sold at the offering price on your prospectus cover page.

Selling Securityholders, page 8

2. We note your disclosure in footnote 3 to your selling securityholders table.  Please revise your disclosure to clarify whether the shares issued to Innovest were loan fees or extension fees.

Description of Business, page 12

3. We reissue in part comment 6 from our letter dated September 27, 2012. Please identify the management position Mr. Sullivan received in connection with the transaction and his total compensation. For example, we note your disclosure on page F-13 that Mr. Sullivan will serve as a contract coordinator and receive 100,000 shares as compensation plus an additional 10,000 shares.

Outstanding Loans, page 22

4. Please clarify the initial due date for the Innovest loan. We note that the loan agreement indicates that it was due December 17, 2011. In addition, we note that section 15 of your loan agreement with Innovest states your intent to list on the Frankfurt Stock Exchange and that you are obligated to issue shares to Innovest in connection with such listing. Please revise your disclosure regarding your note with Innovest to address your intent to list on the Frankfurt exchange and your obligation to issue Innovest shares in connection with such listing. You should also discuss the shares you have issued to Innovest in connection with the various extension of this loan.

5. We note your response to comment 13 of our letter dated September 27, 2012. Please file copies of amendments to the Polk loan extending the term to September 30, 2012 and February 28, 2013, respectively.

6. Please disclose that you have not entered into a written agreement with Douglas Hackett with respect to this loan.

Transactions with Related Persons…, page 24

7. We reissue in part comment 16 of our letter dated September 27, 2012. We note your risk factor disclosure on page 4 describing Mr. Sullivan's ability to terminate the purchase agreement or resale the Caltrans contracts to a third party. Please provide a legal analysis explaining how Mr. Sullivan could resale assets you have purchased.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters.  Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Celeste M. Murphy, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director